Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

AST Fund Solutions, LLC

212-400-2605

wantler@astfundsolutions.com

The China Fund, Inc. Announces the Results of the Special Stockholders Meeting

Results of the Special Stockholders Meeting

April 9, 2012 - The China Fund, Inc. (NYSE: CHN) announces today that at its Special Stockholders Meeting that was held on April 5, 2012 and adjourned and then reconvened on April 6, 2012, the stockholders of the Fund voted to approve the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement, each between the Fund and RCM Asia Pacific Limited.

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The Fund is a closed-end management investment company with the investment objective of long-term capital appreciation which it seeks to achieve by investing primarily in equity securities (i) of companies for which the principal securities trading market is the People’s Republic of China (“China”), (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods and services sold or produced, or have at least 50% of their assets, in China and (iii) constituting direct equity investments in companies organized in China. The China Fund, Inc. is listed on the New York Stock Exchange under the ticker symbol “CHN”.

For further information regarding the Fund and the Fund’s holdings, please call (888)-CHN-CALL or visit the Fund’s website at www.chinafundinc.com.

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